

February 3, 3014

Via E-mail
Mr. Anthony Passmore. Chief Executive Officer
X-Treme Investments, Inc.
1401 West Fort Street
No. 311082
Detroit, MI 48231

  Re: X-Treme Investments
    Amendment No. 1 to Registration Statement on Form S-1
    Filed January 6, 2014
    File No. 333-190573

Dear Mr. Passmore:

  We have reviewed Amendment No. 1 to your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note your response to comment 1 of our letter dated September 9, 2013. Please note that in Securities Act Release No. 33-6932 the Commission indicated that it would "scrutinize … offerings for attempts to create the appearance that the registrant … has a specific business plan, in an effort to avoid the application of Rule 419." We continue to note that you have no assets, revenues, operations, or contracts related to proposed operations. Additionally, on page 4 you disclose that your objective will be the "acquisition … of companies that provide services."

  Accordingly, please revise your disclosure throughout your registration statement to comply with Rule 419 of Regulation C. If you believe that you do not fall within the definition of a blank check company, appropriate disclosure to demonstrate your status as a non-blank check company should be included in the prospectus as well as a specific business plan. Please refer to Item 101(a)(2) of Regulation S-K. We offer the following comments to help you revise your disclosure.

2.   We note you response to comment 2. Your disclosure still appears to refer to several different types of business activities including business acquisitions, providing services, and acquiring real estate. You also note that you are diversified even though you have limited assets and operations. In connection with the preceding comment, please revise your disclosure throughout to provide a more succinct description of your current and near term business plans that are supported by reasonable bases.

Cover page

3.   We note your response to comment 5. Please clarify, in an appropriate place, if there is a written agreement with Anthony Passmore regarding your offering expenses, and whether there is a limit on the amount he will provide. If so, please file the agreement or advise.

The Company, page 4

4.   We note your disclosure that "X-Treme Investments understands the nature of the purchase. All properties or assets that we have identified as suitable are profitable or have great potential for profits. These types of assets are tailored to fit our business model." To the extent you have identified properties or assets, please provide detailed disclosure regarding these assets. Additionally, please clarify how you determined these properties or assets will be profitable.

Use of Proceeds, page 20

5.   We note your response to comment 13. From your response, it appears that working capital is used to fund general operations. If that is the case, please clarify why you include them as separate categories.

6.   We note the revised disclosure that Anthony Passmore "will cover all of our expenses of operation." Please clarify if this is evidenced by a written agreement. If so, please file such agreement or advise.

Capitalization, page 21

7.   We note that the amount of Deficit accumulated during development stage as of September 30, 2013 disclosed on page 21 is inconsistent with your balance sheet as of such date on page F-12. Please revise to correct this conflict.

Dilution, page 22

8.   Please include a table that shows the comparison of the "public contribution under the proposed public offering and the effective cash contribution of" Anthony Passmore. Please refer to Item 506 of Regulation S-K.

9.   We reissue comment 14 in part. Please revise to disclose the number of shares assumed to be issued in the offering for purposes of your presentation of dilution. Also, update the information disclosed in the dilution table through September 30, 2013.

Executive Officers and Directors …, page 25

10.   We note that you continue to disclose that your "directors elect officers annually." Please explain this concept further and how it would apply once you have persons that separately serve as directors and officers.

11.   We reissue comment 19. Please disclose how often directors will be up for election.

12.   We note your response to comment 20. Please revise to identify and clearly state that the specific experience, qualifications, attributes or skills <u>led to the conclusion</u> that Anthony Passmore should serve as your director in light of your business and structure. Please refer to Item 401(e) of Regulation S-K.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Anthony Passmore, Chief Executive Officer
X-Treme Investments, Inc.
February 3, 2014
Page 4

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jorge Bonilla at (202)551-3414 or Jessica Barberich, Assistant Chief Accountant, at (202)551-3782 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at (202)551-3585 or me at (202)551-3386 with any other questions.

Sincerely,

/s/ Duc Dang

Duc Dang
Special Counsel